                                                                     EXHIBIT 2.1

                            ASSET PURCHASE AGREEMENT


     ASSET PURCHASE AGREEMENT made as of the 27th day of June, 1997 between SmithKline Beecham Corporation, a Pennsylvania corporation (the "Vendor") and Jones Medical Industries, Inc., a Delaware corporation (the "Purchaser").

     WHEREAS, Vendor manufactures and/or sells the prescription pharmaceutical products listed on EXHIBIT A hereto (the "Products");

     WHEREAS, Purchaser desires to purchase and Vendor desires to sell the Products and the Purchased Assets (as defined below) with respect to the United States, Puerto Rico and Canada;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants, agreements and representations herein contained and intending to be legally bound, Vendor and Purchaser agree as follows:

                                   SECTION 1
                                 INTERPRETATION

     1.1 Definitions. Where used in this Agreement the following words or phrases shall have the meanings set forth below unless the context otherwise requires:

         (a) "Affiliate" when used to indicate a relationship with any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes hereof, the term "controlled" (including the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the direct or indirect ability or power to direct or cause the direction of management policies of such Person or otherwise direct the affairs of such Person, whether through ownership of voting securities or otherwise.

         (b) "Agreement" means this Asset Purchase Agreement and any instrument amending this Agreement as referred to in Section 17.7; and the expression "Section" followed by a number means and refers to the specified Section of this Agreement.

         (c) "Assignment and Assumption Agreement" means the agreement among Purchaser, Supplier and Schering Canada, Inc., substantially in the form of EXHIBIT B hereto.

         (d) "Business Day" means any day excluding Saturday, Sunday and any other day which in the United States is a legal holiday or any day on which banking institutions are authorized by law or by local proclamation to close.

         (e) "Effective Date" means the Time of Closing or such other date as the parties shall agree in writing.

         (f) "Finished Goods" means finished, packaged, ready for sale Products.

         (g) "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act, as amended.

         (h) "Incremental Net Sales" shall refer to the expected increase in Net Sales of Triostat in the event that Triostat achieves FDA approval for any indication not approved as of the Effective Date ("FDA Approval") and for purposes hereof shall mean the excess of (i) the aggregate Net Sales of Triostat for the particular quarterly period in question (the "Measurement Period"), over (ii) the Triostat Base Net Sales for that Measurement Period.
For purposes of this Section 1(h), "Triostat Base Net Sales" for a particular Measurement Period shall be a projected amount equal to the aggregate Net Sales of Triostat for the calendar quarter immediately preceding the month in which FDA Approval occurs ("Base Quarter") increased by the "Specified Percentage" of the product of (A) 25% of the Average Percentage Increase multiplied by (B) the number of Measurement Periods occurring after the Base Quarter up to and including the current Measurement Period. For purposes of this Section 1(h), the "Average Percentage Increase" shall mean the average annual percentage increase in Net Sales of Triostat for the three 12-month periods immediately preceding receipt of FDA Approval, and the "Specified Percentage" shall mean 100% for the first 12 Measurement Periods, 75% for the second 12 Measurement Periods, and 50% for the final 16 Measurement Periods. For the avoidance of doubt, SCHEDULE 1.1(h) sets out an example of the operation of the definition of Incremental Net Sales.

         (i) "Intellectual Property" means all trademarks (whether registered or unregistered), trade names and applications therefor and registrations thereof, brand names, logotypes and symbols utilized with respect to the Products to the extent used by Vendor in the Territory in the manufacture or sale of Products, all renewals, modifications and extensions thereof, all variations thereof, together with the goodwill associated therewith, including, without limitation, such of the foregoing as are listed or described in SCHEDULE 1.1(i), all copyrights (whether registered or unregistered), trade secrets, and patents, patent applications or inventions for which patent applications have not been filed, to the extent used by Vendor in the manufacture or sale of the Products in the Territory, including, without limitation, those that are listed in
SCHEDULE 1.1(i), and all renewals, reissues, modifications or extensions thereof; provided, however, that "Intellectual Property" does not include the SmithKline Beecham or Beecham names or any variation thereof, the corresponding logos or current trade dress of the Products.

         (j) "Inventories" means all of Vendor's inventories of Finished Goods in the Territory at the date on which such inventories are measured and any rights of Vendor to any warranties received from manufacturers and sellers with respect to such Finished Goods.

         (k) "Manufacturing Agreement" means the agreement between Purchaser and Supplier, substantially in the form of EXHIBIT C hereto.

         (l) "Marketing Materials" shall mean all labeling, marketing and promotional materials, promotional literature and inserts that are used by Vendor in connection with the Products, and all customer lists, sales data, price lists and, subject to confidentiality obligations to third parties, all other pricing information in the possession or control of Vendor, whether in written or machine readable form.

         (m) "Net Sales" means the gross sales of the subject Product in the Territory by Purchaser, its Affiliates, and its sublicensees ("the Selling Party") during each year to third parties less deductions actually allowed or specifically allocated to the subject Product by the Selling Party using generally accepted accounting principles for: (i) packing, handling and transportation charges including insurance for transporting the subject Product to the extent that they appear on the invoice; (ii) sales, excise and other taxes and duties paid or allowed by the Selling Party and any other governmental charges imposed upon the production, importation, use or sale of the subject Product; (iii) trade, quantity and cash discounts allowed on the subject Product; (iv) allowances or credits to customers on account of rejection or return of the subject Product; (v) allowances or credits to customers on account of retroactive price reductions affecting the subject Product; and (vi) rebates and charge backs for the subject Product, including those granted to managed care entities and governmental agencies. Sales between Purchaser and its Affiliates and its or their subdistributors shall be excluded from the computation of Net Sales and no payments will be payable on such sales except where such Affiliates or subdistributors are end users, but Net Sales shall include the subsequent final sales to third parties by such Affiliates or subdistributors.

         (n) "Person" shall mean a natural person, a corporation, a partnership, a trust, a joint venture, a limited liability company, any governmental authority or any other entity or organization.

         (o) "Purchased Assets" means the property and assets described in
Section 2.1 and related to the sale of the Products in the Territory.

         (p) "Purchase Price" means the aggregate consideration payable to Vendor by Purchaser for the Purchased Assets as provided in Sections 3.1 and 3.2.

         (q) "Supplier" means SB Pharmco Puerto Rico, Inc., a subsidiary of SmithKline Beecham plc.

         (r) "Technology" shall mean all of Vendor's technology, know-how, methods of operation, manufacturing systems details, processes, production details, recipes, formulations, files, records, specifications, data and other information necessary to, or that (to the extent used with respect to Products in the Territory) assist in, the manufacture of the Products.

         (s) "Territory" means the United States, Puerto Rico and Canada.

         (t) "Time of Closing" means 10:00 o'clock in the forenoon (Eastern time) on such date as the parties shall mutually agree at which time the parties are to deliver the closing documents described in Section 10.

         (u) "Transferred Contracts" means the contracts set forth in SCHEDULE 2.1(b) hereto.

     In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing a specific gender shall include the other genders and references to Persons shall include corporations and one or more persons, their heirs, executors, administrators or assigns as the case may be.

     1.2 Currency. All dollar amounts referred to in this Agreement are in U.S. Dollars.

     1.3 Headings, etc. The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation hereof.

                                   SECTION 2
                                PURCHASED ASSETS

     2.1 Assets to be Sold and Purchased. Subject to the terms and conditions hereof, Vendor shall sell, assign and transfer to Purchaser (or cause its Affiliates to sell, assign and transfer to Purchaser) and Purchaser shall purchase from Vendor (or its respective Affiliates), at the Time of Closing, all rights, title and interest of Vendor and its Affiliates in and to the Purchased Assets at the Effective Date. The Purchased Assets shall include:

         (a) All Intellectual Property, Technology, the Products' formulations, the Products' rights set forth in SCHEDULE 2.1(a) relating to those product registrations, including New Drug Applications 10-379 (Cytomel) and 20-105 (Triostat) issued by the U.S. Food and Drug Administration (the "FDA") and the related product and establishment license applications on file with the FDA and copies of all existing information relating to the stability and shelf life of the Products and all rights under the approved New Drug Application(s) for the Products filed with the FDA, and all subsequent submissions thereto (collectively, the "NDAs").

         (b) The existing lists of current customers for the Products in the Territory and written contracts and documentation in Vendor's possession pertaining to the same as set forth in SCHEDULE 2.1(b) hereto (the "Transferred Contracts"); provided, however, that Vendor retains its rights to such information with respect to sales of Vendor's other products;

         (c) Vendor's existing files pertaining to the Products (whether in written or machine readable form) including, without limitation, research and development files, FDA files pertaining to the Products (including applications and registrations, as applicable), market studies, Marketing Materials, NDA files and records, vendor/supplier audit reports, copies of consumer complaint files, sales histories, quality control histories, manufacturing knowhow and all other information and data pertaining to the Products owned or used by Vendor or its Affiliates and relating to the Territory, which are in the possession of Vendor, its Affiliates or their agents, or are accessible to Vendor with reasonable efforts;

           (d) All Inventories of Cytomel and 3,500 1 ml vials - 6 of Triostat (the "Purchased Triostat") at the Effective Date; and

           (e) All unfilled customer orders for the Products as of the Effective Date (a list of such orders to be provided to Purchaser at the Time of Closing).

The transfer of title to the Purchased Assets is subject to a license from Vendor to the Supplier to use such assets (other than Finished Goods) in connection with the Supplier's performance under the Manufacturing Agreement as set forth more fully therein.

      2.2  Liabilities.

           (a) Subject to the provisions of Section 16.1 below and except as otherwise provided in this Agreement, Purchaser shall be liable for (i) all liabilities arising from and after the Effective Date related to ownership of the Purchased Assets (including without limitation the Transferred Contracts), including any cost, claim, expense, loss or liability arising from any product liability claim or lawsuit or any FDA or other governmental agency action or notification first filed after the Effective Date (except where the cost, claim, expense, loss or liability claimed relates to (A) Product(s) manufactured prior to the Effective Date where the claim arises from the manufacture or labeling of the Product provided such claim is not as a result of any change made or damage caused by Purchaser or any customer who buys from Purchaser, or (B) Product(s) sold prior to the Effective Date, or (C) acts or omissions of Vendor) and (ii) those open regulatory matters expressly identified in SCHEDULE 5.8 hereto (the foregoing liabilities being assumed by the Purchaser hereinafter referred to as the "Assumed Liabilities"); provided, however, that in the event the closing does not occur and the Purchaser does not acquire the Purchased Assets as contemplated by this Agreement, then the Purchaser shall not assume, and shall not be liable for, the Assumed Liabilities for any period of time.

           (b) Prior to and after the Time of Closing, Vendor shall promptly pay and discharge all liabilities arising or accruing prior to the Effective Date in respect of the Purchased Assets as such liabilities come due.

           (c) Except for the Assumed Liabilities and subject to the provisions of Section 16.1 below, Purchaser shall not assume or be liable for any liabilities whatsoever, including, without limitation, product liability, liability in tort (including unripened liabilities due to past actions or sales), indebtedness for money borrowed, tax liabilities, obligations to employees, and liabilities for trade promotions related to the Purchased Assets and to acts or omissions occurring prior to the Effective Date.

         (d) Notwithstanding anything herein to the contrary, Purchaser is not assuming, and shall not be deemed to assume any of the following, all of which shall remain and be the sole responsibility of Vendor (collectively the "Excluded Liabilities"):

             (i) Any responsibilities, duties, obligations, claims, damages, liabilities, burdens and problems (collectively "Obligations") arising out of any claim of any third party in connection with the manufacturing of Products by Supplier other than those that result from acts or omissions of Purchaser or Purchaser's customers; or

             (ii) Those Obligations with respect to which Vendor is providing indemnification pursuant to the provisions of Section 14.1 of this Agreement; or

             (iii) Any Obligations arising out of any claim by the FDA or any other government entity or regulatory body that Vendor has failed to fulfill Vendor's regulatory obligations in connection with the NDAs prior to the transfer of such NDA to Purchaser as herein set forth; or

             (iv) Any Obligations arising or accruing with respect to the manufacture, marketing or sale of Products prior to the Effective Date; or

             (v) Any Obligations that Vendor or Supplier covenant and agree to perform pursuant to the provisions of this Agreement or the Manufacturing Agreement; or

             (vi) Any purchase orders with respect to Products which are not specifically set forth on SCHEDULE 2.2(d) hereto (the parties expressly agree that SCHEDULE 2.2(D) shall be updated at Closing to reflect the unfilled customer orders referred to in Section 2.1(e); or

             (vii) Any Obligations of Vendor pursuant to the provisions of
Section 2.2(c) above.

     2.3 Grant of License. Vendor hereby grants Purchaser a perpetual right and license to use, or authorize others to use, all molds, resins, resin specifications and other materials of Vendor (or any of its Affiliates) necessary to manufacture or package the Products, and Vendor hereby agrees to execute such documents and instruments and grant such authorizations to third parties (or to cause its Affiliates to execute such documents and instruments and grant such authorizations) as may be reasonably requested by Purchaser in order to effectuate such right and license.

                                   SECTION 3
                                 PURCHASE PRICE

     3.1 Purchase Price. The Purchase Price payable to Vendor for the Purchased Assets shall be $22,800,000 plus the value of the Inventory included in the Purchased Assets (computed in accordance with the pricing set forth on SCHEDULE 3.1 hereto).

     3.2 Contingent Purchase Price. In the event (and only in the event) that the FDA approves Triostat for any additional indications (including without limitation cardiac surgery) after the Effective Date, then Purchaser shall pay Vendor additional consideration (the "Contingent Price") with respect to the Incremental Net Sales of Triostat in the Territory during the period commencing on the first day of the calendar quarter within which such FDA approval is received and ending ten (10) years thereafter (the "Payment Period"). The Contingent Price shall be equal to ten percent (10%) of the Incremental Net Sales of Triostat in the Territory during the Payment Period and shall be payable by Purchaser to Vendor within twenty (20) Business Days after the end of each calendar quarter during the Payment Period. Payment of the Contingent Price shall be accompanied by a statement setting forth gross sales, Net Sales and Incremental Net Sales of Triostat for the calendar quarter in question signed by the principal financial or accounting officer of Purchaser. Vendor's independent auditors shall have the right to audit all applicable work papers of Purchaser to assure that Purchaser has complied with the terms of Section
3.2 of this Agreement.

     3.3 Transfer Taxes. Purchaser shall be liable for and shall pay all state and local sales and use taxes payable in connection with the conveyance and transfer of the Purchased Assets by Vendor to Purchaser.

                                   SECTION 4
                           PAYMENT OF PURCHASE PRICE

     The Purchase Price specified in Section 3.1 (other than that paid for Inventory) shall be paid and satisfied at the Time of Closing by a wire transfer of funds to a bank account(s) to be designated by Vendor. The Inventory will be paid for when invoiced by Vendor.

                                   SECTION 5
                    REPRESENTATIONS AND WARRANTIES OF VENDOR

     Vendor hereby represents and warrants to the Purchaser as follows and acknowledges that Purchaser is relying on such representations and warranties in connection with the transactions contemplated by this Agreement:

     5.1 Incorporation, Organization and Qualification of Vendor. Vendor is a corporation duly incorporated, validly existing and in good standing under the law of the jurisdiction of its incorporation, and has the corporate power to own or lease its property and to carry on its business as now being conducted by it. Vendor is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction where the nature of the business conducted by it makes such qualification necessary except in such jurisdictions where the failure to so qualify does not in the aggregate have a material adverse effect on Vendor's business taken as a whole.

     5.2 Authorization and Validity of Agreement. Vendor has the corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance of Vendor's obligations hereunder have been duly authorized by all necessary corporate action by the Board of Directors of Vendor, and no other corporate proceedings on the part of Vendor are necessary to authorize such execution, delivery and performance. This Agreement has been duly executed by Vendor and constitutes the valid and binding obligation of Vendor enforceable against Vendor in accordance with its terms. Execution of this Agreement and consummation of the transactions contemplated hereby will not result in the violation of, or conflict with, any of the terms and provisions of the articles of incorporation or by-laws of Vendor or of any law or regulation or any applicable order of any court, arbitrator or governmental authority having jurisdiction over Vendor, the Products or the Purchased Assets or of any indenture or other agreement, written or oral, to which Vendor may be a party.

     5.3 Title to Purchased Assets. Vendor is the owner of the Purchased Assets with good title thereto free and clear of any mortgage, lien, charge, security interest, adverse claim or other encumbrance whatsoever (collectively, "Encumbrances"), and at the Time of Closing will have the right to transfer to Purchaser good title thereto, free and clear of all Encumbrances.

     5.4 Financial Information.  The financial information set forth in
SCHEDULE 5.4 hereto was derived from the books and records of Vendor and was prepared by Vendor in good faith and fairly presents the sales of each Product for the periods shown.

     5.5 Litigation. Except as set forth in SCHEDULE 5.5, there are no actions, suits, proceedings, investigations, arbitration proceedings or other proceedings pending or threatened against or affecting the Purchased Assets at law or in equity or by or before any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or by or before any arbitrator which actions, suits or arbitration proceedings or other proceedings relate to the Purchased Assets and Vendor is not now aware of any existing grounds on which any such action, suit or proceeding might be commenced and there is not presently outstanding against the Vendor any judgment, decree, injunction, rule, order or award of any court, governmental department, commission, board, bureau, agency, instrumentality, domestic or foreign, or arbitrator and relating to the Purchased Assets.
During the last five years there has not been any occurrence of, nor is there under consideration or investigation by Vendor of, any product recall, or post-sale warning conducted by or on behalf of Vendor concerning any Products or any product recall conducted by or on behalf of any entity as a result of any alleged defect in any Products. There are no letters of adverse finding, Form 483s, or other similar regulatory actions or other similar regulatory correspondence or communications with the FDA or any other state or federal government agencies pertaining the Products and received by Vendor at any time since January 1, 1992, except as set forth on SCHEDULE 5.5 hereto. There have been no product liability claims or personal injury claims with respect to any of the Products at any time since January 1, 1992, except as set forth on SCHEDULE 5.5 hereto.

     5.6 Inventory. The Inventory included in the Purchased Assets as set forth on SCHEDULE 5.6 hereto, is of a type and quality useable and saleable (without discount in excess of discounts customarily provided by Vendor) in the ordinary course of business related to the Products. None of such Inventory shall have a shelf life less than eighteen (18) months.

     5.7 Product Formulas. SCHEDULE 5.7 is a true and complete copy of the current formulations and production methodologies of each Product. Such formulations and methodologies are sufficient to enable Purchaser to manufacture all of the Products.

     5.8 Regulatory Issues. The documents listed on SCHEDULE 5.8, copies of which have previously been delivered or made available to Purchaser, reflect all outstanding regulatory issues with respect to the Products in the Territory.

     5.9 Compliance with Law. SCHEDULE 5.9 lists all FDA and other administrative approvals, registrations and permits relating to the Purchased Assets in the Territory. Except as described on SCHEDULE 5.9, Vendor has conducted and is currently conducting the manufacture, promotion, advertising, marketing and sale of the Finished Goods in material compliance with all applicable domestic and foreign laws, rules, regulations and court or administrative orders and processes. The manufacture of the Products by Vendor is conducted pursuant to licensed processes and conforms in all material respects to the FDA's current "good manufacturing practices" regulations for finished pharmaceuticals as applicable as currently interpreted and enforced. Vendor is the lawful holder of all rights under the NDAs free and clear of the claims of all Persons. Vendor has complied in all material respects with all applicable laws and regulations in connection with the preparation and submission to the FDA of the NDAs. The NDAs have been approved by, and nothing has come to the attention of Vendor which has, or reasonably should have, led Vendor to believe that the NDAs are not in good standing with the FDA. Vendor has the requisite right and authority to transfer the NDAs to Purchaser as set forth in this Agreement without the consent or approval of any Person. The NDAs are not subject to any right, license or use in the Territory except as provided in this Agreement.

     5.10 No Default Under Agreements. Vendor is not in default under or in breach of any of the Transferred Contracts and there exists no state of facts which, after notice or lapse of time or both, would constitute such a default or breach. The Transferred Contracts are now in good standing and in full force and effect and upon transfer of rights and obligations thereunder to the Purchaser, the Purchaser shall be entitled to all rights and benefits thereunder. Except as set forth in SCHEDULE 2.1(b) and the contemplated Manufacturing Agreement and Assignment and

Assumption Agreement, there are no material contracts which relate to the Products in the Territory.

     5.11 Intellectual Property Rights.

          (a) Vendor is the beneficial owner of all right, title and interest in the Intellectual Property and the registered owner of all right, title and interest in the items listed on SCHEDULE 1.1(i), and has the right to use, license, sublicense or assign the Intellectual Property without liability to, or any requirement to obtain the consent of, any other Person, except as described in SCHEDULE 1.1(i). Except as set forth in SCHEDULE 1.1(i), Vendor does not own, or have rights under, any patents or have any pending patent applications that relate to the manufacture, use or sale of the Products in the Territory.

          (b) To the best of Vendor's knowledge and belief, except as otherwise set forth therein, all of the Intellectual Property listed in SCHEDULE 1.1(i) as registered or filed has been duly registered or filed in the appropriate office in the corresponding jurisdiction and is currently valid.

          (c) To the best of Vendor's knowledge and belief, there are no infringements, threats of infringements or asserted or unasserted claims by Vendor of infringements or misappropriation of any of the Intellectual Property in the Territory; and there are no asserted or unasserted claims by Vendor contesting or challenging the right, title, or interest of any other Person in any of the Intellectual Property.

          (d) The are no outstanding threatened or actual claims asserted against Vendor alleging the infringement or misappropriation by Vendor of any intellectual property of any other Person that may affect the Purchased Assets or the revocation, withdrawal, expiration, abandonment, or breach of any right to use the Intellectual Property in the Territory. Vendor has not been notified of any such claim of any Person nor does Vendor know of any basis for the existence of any such claim in the Territory.

          (e) The Intellectual Property is not subject to any license, royalty arrangement or other contract with respect to the sale of Products in the Territory.

     5.12 Schedules. The information included on any Schedule delivered to Purchaser by Vendor under the terms of this Agreement shall be deemed to have been delivered with respect to any other Schedule delivered to Purchaser by Vendor as though such information were fully set forth in such additional Schedules. All Schedules are represented as true, correct and complete except to the extent specifically addressed in individual representations, warranties and Schedules.

     5.13 Ordinary Course. From January 1, 1996 through the date of this Agreement, Vendor has conducted the business relating to the Purchased Assets only in the ordinary course consistent with Vendor's past business practices.

     5.14 Governmental Approvals. Except for compliance with the HSR Act or as disclosed in the Schedules to this Section 5, no authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, under any applicable laws, rules or regulations presently in effect, is or will be necessary for, or in connection with, the sale of the Purchased Assets to Purchaser, or the execution, delivery or performance by Vendor of the Agreement or any other agreement or instrument executed in connection herewith.

     5.15 Contracts. Attached hereto as SCHEDULE 5.15 is a listing of all written contracts currently in effect, or currently being negotiated, involving the Purchased Assets in the Territory. Vendor has no written contract involving the manufacture or sale of Products in the Territory except as set forth SCHEDULE 5.15. The current term of the Third Party Manufacturing Agreement with Schering Canada, Inc. for the manufacture and supply of Cytomel expires in March 2000. For purposes hereof, "contracts" means any and all contracts, agreements, notes, instruments, purchase orders, leases, licenses, royalty agreements, territorial and agency agreements, sales representative agreements, distribution or distributor agreements, manufacturer's rep agreements, commitments or other arrangements of any kind. Vendor is not in default of any such contract nor to its knowledge, is any party to any such contract in default thereunder, nor, to Vendor's knowledge, does any condition exist that with notice or lapse of time or both, constitute a default thereunder. There are no material oral contracts involving the Purchased Assets or the manufacture or sale of Products in the Territory, nor are there any oral contracts which cannot be terminated on thirty (30) days prior written notice.

     5.16 Suppliers. SCHEDULE 5.16 hereto identifies the supplier(s) of raw material for Triostat and also sets forth any contracts or agreements with respect to the supply of raw materials for Triostat. Cytomel is manufactured for Vendor under contract with Schering Corporation. Vendor knows of no reason why any supplier of raw material for the Products will not supply raw material for manufacturing the Products after the date of this Agreement.

     5.17 Batch Records. SCHEDULE 5.17 hereto sets forth copies of (i) the batch records from the three (3) most recent lots of Triostat manufactured for Vendor, and (ii) the batch records from the two (2) most recent lots for each strength of Cytomel manufactured for Vendor.

     5.18 Product Returns. SCHEDULE 5.18 hereto sets forth a breakdown, on a monthly basis, of all returns of Triostat for the past two (2) years.

     5.19 Subsidiaries. Each of SmithKline Beecham Inc., a Canadian corporation, SmithKline Beecham Animal Health Inc, a Canadian corporation, SmithKline Beecham Inter-American Corporation, a Delaware corporation and SmithKline Beecham Pharmaceuticals Co., a

Delaware corporation (hereinafter collectively referred to as the "Subsidiaries" and individually as a "Subsidiary") (i) is a wholly-owned subsidiary of either SmithKline Beecham plc. or Vendor, (ii) is a corporation duly incorporated, validly existing and in good standing under the law of the jurisdiction of its incorporation, and has the corporate power to own or lease its property and to carry on its business as now being conducted by it, and
(iii) has the corporate power and authority to sell, assign, and transfer, and pursuant to this Agreement does sell, assign and transfer, to Purchaser, those of the Purchased Assets owned by each such Subsidiary respectively.

     5.20 Full Disclosure. All documents and other papers delivered by or on behalf of Vendor pursuant to this Agreement are true, complete and authentic. No representation or warranty of Vendor contained in this Agreement contains an untrue statement of a material fact or omits to state a material fact required to be stated herein or necessary to make statements made, in the context in which made, not materially false or misleading. There is no fact of which Vendor has, or reasonably should have, knowledge that has not been disclosed to Purchaser in writing that materially adversely affects the ability of Vendor to perform its obligations under this Agreement.

                                   SECTION 6
                              COVENANTS OF VENDOR

     6.1 Conduct of the Business Until Closing. Except for the steps or actions taken pursuant to the prior written consent of Purchaser, Vendor, from the date of this Agreement until the Time of Closing, will conduct its business with respect to the Purchased Assets in good faith and in accordance with the same practices previously followed by it except to the extent specifically contemplated by this Agreement and during that period Vendor shall:

         (a) conduct the business relating to the Purchased Assets, including without limitation marketing of the Products, only in the normal course as conducted from January 1, 1996;

         (b) not transfer any of the Purchased Assets except Inventories in the normal course;

         (c) not enter into any patent, trademark or trade name or know-how licenses, or any other leases, licenses, contracts or other commitments relating to the Purchased Assets, unless each such lease, license, contract or commitment (other than purchase orders for raw materials and Finished Goods placed in the normal course of business) is first disclosed to and approved in writing by Purchaser;

         (d) continue to meet the contractual obligations of, and to pay obligations relating to, the Purchased Assets as they mature in the normal course;

         (e) preserve the good relations of the Products with suppliers, business customers and others with whom it has business relations relating to the Products; and

         (f) not implement any price increases for any of the Products and any new trade or consumer promotions, and not change the terms or conditions or any such promotion in existence on the date hereof.

     6.2 Transfer of Inventory. All the Inventories in the Territory shall be shipped to Purchaser or its designee at Purchaser's expense as Purchaser shall direct within two (2) Business Days after the Time of Closing.

     6.3 Records and Retained Product. Vendor shall continue to the extent of its current practice to preserve its books and records (including financial information) relating to the Products and the Purchased Assets and retain product samples from each batch of the Products produced by or for Vendor, and during such periods and upon reasonable notice, shall grant Purchaser and its agents and representatives reasonable access to such records and retained product samples during normal business hours; provided, however, that in the event Vendor's current practice of retaining product samples is retention for less than one year, Vendor shall deliver to Purchaser all such product samples at the end of the applicable retention periods for each such product sample.

     6.4 Post Closing Orders. From and after the Time of Closing, Vendor shall promptly deliver any and all purchase orders and refer all inquiries it shall receive with respect to the Products to Purchaser.

     6.5 Confidentiality. From and after the date hereof, Vendor shall use the same efforts to maintain the confidentiality of any proprietary or confidential information regarding the manufacture or sale of the Products as Vendor used to maintain the confidentiality of such information prior to the date of this Agreement; provided, however, that any such confidential or proprietary information may be used by Supplier in manufacturing the Products under the terms of the Manufacturing Agreement.

     6.6 HSR Act. As soon as practical after the signing of this Agreement, Vendor will file with the United States Federal Trade Commission and the Antitrust Division of the Justice Department pursuant to the HSR Act all requisite documents and notifications in connection with the transactions contemplated by this Agreement. The parties will coordinate and cooperate with one another in exchanging information and providing reasonable assistance as the other may request in connection with the foregoing.

     6.7 Responsibility for NDAs. Until the NDAs are transferred to Purchaser, Vendor shall remain responsible for fulfilling and shall fulfill all regulatory requirements with respect to the Products that are imposed upon Vendor as the owner of the NDAs. Vendor shall take responsibility for transferring the NDAs to Purchaser and shall make sure that all regulatory matters are complied with in order to complete said transfer. Vendor shall perform all acts and deeds as may be reasonably requested by Purchaser in order to transfer the NDA to Purchaser including the filing of all necessary forms with the FDA. All documents and records pertaining to the NDAs will be transferred to Purchaser at the Time of Closing.

     6.8 Transitional Support. Vendor agrees, without payment of any additional consideration from Purchaser, to provide Purchaser with such transitional support as may be reasonably required in order to effectuate a smooth transition from Vendor to Purchaser with respect to the manufacture and sale of Products, including that which is set forth on EXHIBIT D hereto.

     6.9 Notification of Customers. Vendor agrees to cooperate with Purchaser in the notification of customers of the transactions contemplated by this Agreement pursuant to a notice in such form as may be reasonably requested by Purchaser.

     6.10 Restrictive Covenants. (a) For and during the ten (10) year period following the date of this Agreement (the "Restricted Period"), neither Vendor nor any of its Affiliates shall directly or indirectly, within the Territory, whether as a shareholder, agent, partner, proprietor, joint venturer, consultant or otherwise, of any business or entity, take part, participate or become interested in, in any manner whatsoever, a business or organization which directly or indirectly manufactures, distributes or sells in the Territory, liothyronine sodium products in competition with the Products; provided, however, that nothing set forth herein shall prevent Vendor or its Affiliates from (i) manufacturing Products for sale to Purchaser, or (ii) manufacturing liothyronine sodium products, or (iv) engaging in any merger, joint venture, partnership, research and/or development collaboration or relationship of any nature whatsoever (each, a "Relationship") in which the other party or parties involved in such Relationships (each, a "Significant Other") at that time already conducts or engages in, directly or indirectly, anywhere in the Territory, the manufacturing, marketing, distributing or selling of liothyronine sodium products ("Liothyronine Sodium Business"), provided that the Liothyronine Sodium Business
(A) does not constitute a material part of the overall business of the Significant Other prior to the Relationship, and (B) will not constitute a material part of the overall business of either such Relationship or Vendor, as
the case may be, following consummation of the Relationship.   Notwithstanding
the foregoing, nothing set forth herein shall permit Vendor or its Affiliates to directly or indirectly manufacture or develop a generic liothyronine sodium product for sale in the Territory. Neither Vendor nor its Affiliates shall knowingly sell any Products to anyone outside of the Territory for subsequent distribution or resale inside of the Territory and Vendor and its Affiliates shall take all reasonable precautions to prevent such distribution or resale inside the Territory.

          (b) If a party (the "Breaching Party") breaches, or threatens to commit a breach of, any of the provisions of paragraph (a) above (the "Restrictive Covenants"), the other party (the "Non-Breaching Party") shall have the following rights and remedies, each of which shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to the Non-Breaching Party at law or in equity: (i) the right and remedy to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to the Non-Breaching Party and that money damages would not provide an adequate remedy to the Non-Breaching Party; (ii) the right and remedy to require the Breaching Party to account for and pay over to the Non-Breaching Party, all compensation, profits, monies, accruals, increments or other benefits derived or received by the Breaching Party and/or by any other Person as the result of, or in any way incident to any conduct or transactions constituting a breach of the Restrictive Covenants; and/or (iii) in the event of an actual breach rather than a threatened breach, the right to cease paying Royalties or other amounts due under this Agreement. It is further agreed that the amount of any bond that the Non-Breaching Party may be required to post incident to any equitable relief sought hereunder shall not exceed $5,000 and that said amount shall be deemed reasonable and proper.

          (c) Vendor acknowledges and agrees that the Restrictive Covenants are reasonable in geographical and temporal scope and in other respects. If any court determines that any of the Restrictive Covenants, or any part thereof, is invalid or unenforceable, the remainder of the Restrictive Covenants shall not thereby be affected and shall be given full effect, without regard to the invalid portions.

          (d) If any court determines that any of the Restrictive Covenants, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable.

          (e) The Restrictive Covenants set forth herein shall survive the Time of Closing through the end of the Restricted Period.


                                   SECTION 7
                REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

     Purchaser hereby represents and warrants to the Vendor as follows and acknowledges that the Vendor is relying on such representations and warranties in connection with the transactions contemplated by this Agreement:

     7.1 Incorporation, Organization and Qualification of Purchaser. Purchaser is a corporation duly incorporated, validly existing and in good standing under the law of the jurisdiction of its incorporation, and has the corporate power to own or lease its property and to carry on its business as now being conducted by it. Purchaser is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction where the nature of the business conducted by it makes such qualification necessary except in such jurisdictions where the failure to so qualify does not in the aggregate have a material adverse effect on Purchaser's business taken as a whole.

     7.2 Corporate Action. This Agreement and any other agreements and instruments executed in connection herewith and therewith are the valid and binding obligations of Purchaser, enforceable in accordance with their respective terms, subject to bankruptcy, insolvency or similar laws of general application affecting the enforcement of rights of creditors, and subject to equitable principles limiting rights to specific performance or other equitable remedies, and subject to the effect of federal and state securities laws on the enforceability of indemnification provisions relating to liabilities arising under such laws. The execution, delivery and performance of this Agreement and any other agreement and instruments executed in connection herewith and therewith have been duly authorized by all necessary corporate action of Purchaser.

     7.3 Governmental Approvals. Except for compliance with the HSR Act, no authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, under any applicable laws, rules or regulations presently in effect, is or will be necessary for, or in connection with, the purchase of the Purchased Assets, or the execution, delivery or performance by Purchaser of the Agreement or any other agreement or instrument executed in connection herewith, or for the performance by it of its obligations under this Agreement.

                                   SECTION 8
                           COVENANTS OF THE PURCHASER

     8.1 Bulk Sales Act. The Purchaser hereby waives compliance with any applicable bulk sales act governing the purchase and sale of the Purchased Assets.

     8.2 Insurance. At all times from the Effective Date through June 30, 2002, Purchaser shall maintain product liability insurance written on a claims made form in an amount of not less than $10,000,000 per occurrence. Purchaser shall provide Vendor with a certificate of insurance as evidence of such insurance within ten (10) business days of the execution of this Agreement and annually thereafter evidencing the renewal of said insurance. In the event that any such insurance shall be significantly reduced or restricted, terminated or shall otherwise not be renewed, Purchaser shall immediately notify Vendor.

     8.3 Use of Name. For a period of 12 months from the Effective Date or such longer period as shall be necessary to exhaust any Inventories (but in no event later than 18 months after the Time of Closing), Vendor shall permit Purchaser to use the terms and logo for "SB SmithKline Beecham Pharmaceuticals" on the Products and on their packaging and in connection with the sale and distribution of the Products to wholesale and retail distributors; provided, that Purchaser shall not order any new packaging from four months after the Time of Closing which bears any of such names or logos except as manufacturer; and provided further, that except as hereby provided Purchaser shall have no right to use the terms "SB SmithKline Beecham Pharmaceuticals" or "SB Pharma" as a trade name, trademark or service mark, and provided further that the continued existence in the market place of Finished Goods bearing any of the foregoing terms and logos after the conclusion of such twelve month or longer period in connection with goods which were sold by Purchaser during such twelve month or longer period shall be permitted. Use of the name "SmithKline Beecham Pharmaceuticals" as manufacturer on labeling for Triostat shall be authorized for Products manufactured by Supplier under the Manufacturing Agreement.

     8.4 Confidentiality. From and after the Effective Date until the Time of Closing, Purchaser shall use the same efforts to maintain the confidentiality of any proprietary or confidential information regarding the Products as Purchaser uses to maintain the confidentiality of its own proprietary information. In the event that there is no Time of Closing under this Agreement, Purchaser shall return all information regarding the Products to Vendor, retaining no copies, excerpts or other analysis or redactions of such information and covenants that no such information shall be disclosed to any third party or utilized in any way by Purchaser in the conduct of its own business.

     8.5 HSR Act. Purchaser will file with the United States Federal Trade Commission and the Antitrust Division of the Justice Department pursuant to the HSR Act all requisite documents and notifications in connection with the transactions contemplated by this Agreement. The parties will coordinate and cooperate with one another in exchanging information and providing reasonable assistance as the other may request in connection with the foregoing.

                                   SECTION 9
                                MUTUAL COVENANTS

     9.1 Right to Investigate. After the date hereof, the Vendor shall afford to representatives of the Purchaser reasonable access to offices, plants, properties, books and records of the Vendor relating to the Products, during normal business hours, in order that the Purchaser may have full opportunity to make such investigations as it desires with respect to the Products. In the event of termination of this Agreement, the Purchaser shall deliver to the Vendor all documents, work papers and other material obtained by the Purchaser, or on its behalf, from the Vendor and all copies thereof, whether so obtained before or after the execution of this Agreement, and shall not itself use directly or indirectly or through any subsidiary or affiliate any information so obtained, or otherwise obtained from the Vendor, hereunder or in connection herewith (unless such information is generally known in the industry or was acquired by the Purchaser prior to the receipt thereof from the Vendor or was acquired after the date hereof from a third party having a bona fide right to provide the same to the Purchaser), and shall endeavor to have all such information kept confidential and not used in any manner.

     9.2 Assignment and Assumption Agreement. Purchaser and Vendor shall enter into an Assignment and Assumption Agreement substantially in the form of EXHIBIT B hereto.

     9.3 Manufacturing Agreement. Purchaser and Supplier shall enter into a Manufacturing Agreement substantially in the form of EXHIBIT C hereto.

     9.4 Governmental Filings.  Subject to Vendor's obligations pursuant to
Section 6 of this Agreement, Vendor and Purchaser each agree to prepare and file whatever filings, requests or applications are required to be filed with any governmental authority in connection with this Agreement and to cooperate with one another as reasonably necessary in order to accomplish the foregoing. The parties agree to seek early termination of the waiting period with respect to their filings under the HSR Act as soon as practicable after the signing of this Agreement.

     9.5 Trade Returns. For a period of five (5) months following the Effective Date, Vendor shall bear the cost of all returns, Medicaid and other contractual reimbursements and chargebacks for Products sold prior to the Time of Closing, in each case in accordance with Vendor's current practices. Purchaser will not take any action to encourage any returns of such goods to Vendor. After such five (5) month period, Purchaser shall be responsible for all Medicaid and other reimbursements and chargebacks for Products regardless of the date of sale and shall be responsible for returns of Finished Goods from the trade in accordance with Purchaser's return policy.

     9.6 Brokers. Purchaser represents to the Vendor that Purchaser has not employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or commission upon the execution of this Agreement or the consummation of such transactions. Vendor represents to Purchaser that Vendor has not employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or commission upon the execution of this Agreement or the consummation of such transactions. Each party agrees to indemnify and hold the other party harmless with respect to any action, claim or demand with respect to any third party claiming any such fee or commission by reason of its relationship to the indemnifying party.

     9.7 Allocation of Purchase Price. Following the Time of Closing, Vendor and Purchaser agree to negotiate in good faith to determine a mutually acceptable allocation of the Purchase Price among the Purchased Assets. In the event the parties determine a mutually acceptable allocation, said allocation shall be reflected on any returns required to be filed with the Internal Revenue Service or any other foreign or state tax authority arising from this transaction.

     9.8 Promotion; Adverse Event Reports. Purchaser and Vendor shall, upon execution of this Agreement, apprise the other party of the standard operating procedures for the investigation and reporting of adverse experiences regarding the Products. The parties shall then promptly develop and agree upon procedures for reporting to each other adverse experiences concerning the Products. The parties shall immediately implement such agreed procedures and shall provide each other on a regular basis with any appropriate information which enables the other party to meet its obligations in the territories in which it is commercializing or developing the Products or which is relevant to the safe use of the Products. The agreed procedures will be reviewed jointly on a regular basis or when there is a change in regulations governing adverse experience reporting. For purposes of this section, "adverse experience(s)" shall mean any untoward medical occurrence in a patent or clinical investigation subject administered a pharmaceutical product and which does not necessarily have to have a causal relationship with this treatment.

     9.9 Cooperation. If either party shall become engaged in or participate in any investigation, claim, litigation or other proceeding with any Person, including the FDA, relating in any way to the Products, the other party shall, upon reimbursement of all reasonable out-of-pocket expenses, cooperate in all reasonable respects with such party in connection therewith, including without limitation, using its reasonable efforts to make available to the other such employees who may be helpful with respect to such investigation, claim, litigation or other proceeding.

     9.10 Excess Inventory. Vendor's inventory of Triostat in excess of the Purchased Triostat (the "Excess Triostat") shall be delivered to Purchaser at Closing at no additional cost. In the event that Purchaser sells any of said Excess Triostat, Purchaser shall pay Vendor for said Excess Triostat so sold in accordance with the pricing set forth on SCHEDULE 3.1 hereto. Any Excess Triostat not sold by Purchaser shall be destroyed by Purchaser in accordance with applicable law.

                                   SECTION 10
                              CLOSING ARRANGEMENTS

     10.1 Closing Arrangements. At or before the Time of Closing upon fulfillment of all the conditions hereof which have not been waived in writing by the Purchaser or the Vendor respectively:

          (a) Vendor's Delivery of Closing Documents.  Vendor shall deliver to
Purchaser:

              (i) a bill of sale substantially in the form of EXHIBIT E;

              (ii) an assignment of trademarks substantially in the form of

EXHIBIT F;

              (iii) such instruments of conveyance, assignment and transfer, in form and substance satisfactory to Purchaser, as shall be appropriate to convey, transfer and assign to, and to vest in Purchaser, good title to the Purchased Assets, free and clear of all Encumbrances;

              (iv) all technical data, formulations, product literature and other documentation related to the Purchased Assets;

              (v) such certificates of Vendor's officers and such other documents evidencing satisfaction of the conditions specified in Section 11 as Purchaser shall reasonably request; and

              (vi) such other documents, instruments and certificates as Purchaser may reasonably request.

          (b) Purchaser's Delivery of Closing Documents. Purchaser shall deliver to Vendor:

              (i) such certificates of Purchaser's officers and such other documents evidencing satisfaction of the conditions specified in Section 12 as Vendor shall reasonably request; and

              (ii) such other documents, instruments and certificates as Vendor may reasonably request.

          (c) Payment of Purchase Price. On the fulfillment of the foregoing terms of Section 10 and upon the fulfillment of all the conditions of this Agreement, which have not been specifically waived in writing by Purchaser or Vendor, as the case may be, Purchaser shall pay and satisfy the Purchase Price as provided in Section 4 hereof.

          (d) Physical Delivery. Pursuant to delivery arrangements specified by Purchaser to Vendor prior to the Time of Closing, and reasonably acceptable to Vendor, Vendor shall deliver to Purchaser at Purchaser's premises those tangible assets (other than Inventory) included in the Purchased Assets at the Time of Closing or as soon thereafter as reasonably practical. Inventory shall be delivered by Vendor to Purchaser pursuant to Section 6.2 hereof.

     10.2 Transfer Expenses -- Trademarks and Patents. Vendor shall deliver to Purchaser such trademark and patent assignment documents in recordable form necessary to effect the transfer of such trademarks and patents to Purchaser. Purchaser shall be responsible for the recordation of same and Purchaser shall bear any costs and fees related thereto. Purchaser shall be responsible for all costs associated with maintenance of trademarks and patents from the Time of Closing.

                                   SECTION 11
                       PURCHASER'S CONDITIONS OF CLOSING

     The sale and purchase of the Purchased Assets in accordance with the terms of this Agreement are subject to the following terms and conditions, each of which is included for the exclusive benefit of Purchaser, to be fulfilled and/or performed at or prior to the Time of Closing:

     11.1 Representations and Warranties at Closing. The representations and warranties of Vendor to Purchaser contained in this Agreement and Schedules hereto shall be true and correct in all material respects at the Effective Date with the same force and effect as if such representations and warranties were made at and as of such time and the Vendor shall deliver to the Purchaser at the Time of Closing certificates by an officer of Vendor to such effect provided that the receipt of such evidence and the closing of the transaction of purchase and sale herein provided for shall not be nor be deemed to be a waiver of the representations and warranties contained in this Agreement and Schedules hereto.

     11.2 Compliance with Terms and Conditions. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Vendor at or before the Time of Closing shall have been complied with or performed in all material respects.

     11.3 Necessary Consents. There shall have been obtained from all appropriate federal, state, municipal or other governmental or administrative bodies such approvals or consents as are required to permit the change of ownership of the Purchased Assets contemplated hereby.

     11.4 No Actions Taken Restricting Sale. All required filings under the HSR Act shall have been made and any required waiting period under the HSR Act shall have expired or been earlier terminated. No action or proceeding in the United States by law or in equity shall be pending or threatened by any person, firm, corporation, government, governmental authority, regulatory body or agency to enjoin, restrict or prohibit the purchase and sale of the Purchased Assets contemplated hereby or the right of the Purchaser to conduct the business in respect of the Purchased Assets.

     11.5 Non-Performance of Conditions for the Benefit of the Purchaser. (a) Subject to the provisions of paragraph (b) below, in the event that any of the conditions set forth in this Section 11 shall not be fulfilled and/or performed at or before the Time of Closing, the Purchaser may (i) rescind this Agreement by notice in writing to the Vendor, and the Purchaser shall thereupon be released from all obligations under this Agreement and, unless the condition or conditions for the nonfulfillment of non-performance of which the Purchaser has rescinded this Agreement are reasonably capable of being fulfilled and/or performed or caused to be fulfilled or performed by the Vendor, then the Vendor shall also be released from all obligations under this Agreement, provided any of the said conditions may be waived in whole or in part by the Purchaser at any time without prejudice to its rights of rescission in the event of non-fulfillment and/or non-performance of any other condition or conditions, any such waiver to be binding upon the Purchaser only if the same is in writing, or (ii) postpone the Time for Closing until such conditions are fulfilled and/or performed by giving written notice thereof to the Vendor.

          (b) In the event that any of the conditions set forth in this Section 11 shall not be fulfilled and/or performed at or before the Time of Closing due to a failure of Vendor to perform its obligations hereunder, then such shall be a material breach by Vendor of this Agreement and the Purchaser may (i) postpone the Time for Closing until such conditions are fulfilled and/or performed by giving written notice thereof to the Vendor, or (ii) rescind this Agreement by notice in writing to the Vendor, and the Purchaser shall thereupon be released from all obligations under this Agreement, or (iii) pursue any other rights or remedies available at law or equity as a result of such breach.

     11.6 Ancillary Documents. Purchaser and Supplier shall have entered into the Manufacturing Agreement, and Vendor, Purchaser and Schering Canada shall have entered into the Assignment and Assumption Agreement.

     11.7 Opinion of Counsel. Purchaser shall have received an opinion of Donald F. Parman, Esq., counsel for Vendor, dated the Time of Closing, in the form of EXHIBIT G hereto

                                   SECTION 12
                         VENDOR'S CONDITIONS OF CLOSING

     The sale and purchase of the Purchased Assets in accordance with the terms of this Agreement is subject to the following terms and conditions, each of which is included for the exclusive benefit of the Vendor. Each of such conditions is to be fulfilled and/or performed at or prior to the Time of Closing.

     12.1 Compliance with Terms. All the terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser at or before the Time of Closing shall have been duly complied with or performed in all material respects.

     12.2 No Action Taken Restricting Sale. All required filings under the HSR Act shall have bee made and any required waiting period under the HSR Act shall have expired or been earlier terminated. No action or proceeding in the United States at law or in equity shall be pending or threatened by any person, firm, corporation, government, governmental authority, regulatory body or agency to enjoin, restrict or prohibit the purchase and sale of the Purchased Assets contemplated hereby or the right of the Vendor to sell the Purchased Assets.

     12.3 Non-Performance of Conditions for the Benefit of the Vendor. (a) Subject to the provisions of paragraph (b) below, in the event that any of the conditions set forth in this Section 12 shall not be fulfilled and/or performed at or before the Time of Closing, the Vendor may (i) rescind this Agreement by notice in writing to the Purchaser, and the Vendor shall thereupon be released from all obligations under this Agreement and, unless the condition or conditions for the nonfulfillment of non-performance of which the Vendor has rescinded this Agreement are reasonably capable of being fulfilled and/or performed or caused to be fulfilled or performed by the Purchaser, then the Purchaser shall also be released from all obligations under this

Agreement, provided any of the said conditions may be waived in whole or in part by the Vendor at any time without prejudice to its rights of rescission in the event of non-fulfillment and/or non-performance of any other condition or conditions, any such waiver to be binding upon the Vendor only if the same is in writing or (ii) postpone the Time for Closing until such conditions are fulfilled and/or performed by giving written notice thereof to Purchaser.

          (b) In the event that any of the conditions set forth in this Section 12 shall not be fulfilled and/or performed at or before the Time of Closing due to a failure of Purchaser to perform its obligations hereunder, then such shall be a material breach by Purchaser of this Agreement and the Vendor may (i) postpone the Time for Closing until such conditions are fulfilled and/or performed by giving written notice thereof to Purchaser, (ii) rescind this Agreement by notice in writing to the Purchaser, and the Vendor shall thereupon be released from all obligations under this Agreement or (iii) pursue any other rights or remedies available at law or equity as a result of such breach.

     12.4 Ancillary Documents. Purchaser and Supplier shall have entered into the Manufacturing Agreement, Purchaser, and Vendor and Schering Canada shall have entered into the Assignment and Assumption Agreement.

     12.5 Opinion of Counsel. Vendor shall have received an opinion of Greensfelder, Hemker & Gale, P.C., counsel for Purchaser, dated the Time of
Closing, in the form of     EXHIBIT H hereto.

     12.6 Insurance Certificate. Purchaser shall have provided Vendor with a certificate of insurance documenting the coverage described in Section 8.2.

                                   SECTION 13
                  CONDITIONS TO THE OBLIGATIONS OF ALL PARTIES

     The obligations of each of the parties hereto are subject to the condition that at the Time of Closing, there shall exist no injunction or other order issued by a court of competent jurisdiction which would make unlawful the consummation of the transactions contemplated by this Agreement.

                                   SECTION 14
                                INDEMNIFICATION

     14.1 Vendor's Indemnification. Vendor will indemnify and hold harmless Purchaser and each of its directors, officers, employees, advisors, Affiliates, agents and shareholders from and against any and all losses, damages, liabilities, costs, claims and expenses, including but not limited to fees and expenses of counsel and expert witnesses (collectively, "Damages") , arising out of, based upon or resulting from:

          (a) any claims against, or liabilities or obligations of, the Vendor or against the Purchased Assets other than the Assumed Liabilities;

          (b) any inaccuracy of any representation or warranty or schedule of Vendor or any of its Affiliates which is contained in or made pursuant to this Agreement or in any Ancillary Documents referred to in Section 12.4;

          (c) the non-compliance by Vendor with the provisions of any applicable bulk sales act governing the purchase and sale of the Purchased Assets;

          (d) any tax liability of Vendor (other than sales and use taxes referred to in Section 3.3 of this Agreement) including, without limitation, any tax liability arising out of the failure of Vendor or Purchaser to comply with any provisions of the tax laws of the Commonwealth of Pennsylvania (including, without limitation, provisions requiring notice to state tax authorities concerning bulk or other sales of property); or

          (e) any breach by Vendor or any of its Affiliates of any of their respective agreements, covenants or obligations contained in or made pursuant to this Agreement or any Ancillary Documents referred to in Section 12.4;

          (f) any Excluded Liabilities; or

          (g) any negligent acts or omissions of Supplier in the manufacturing of Products for Purchaser.

Vendor shall have no obligation to indemnify Purchaser under this Section 14 for any breach of Vendor's representations and warranties made in or pursuant to Section 14.1 of this Agreement, until such time, if any, as the aggregate amount of the liabilities, losses, damages, claims costs and expenses arising out of such breach exceeds $50,000 at which time the entire cumulative aggregate amount of such Damages shall be covered; provided, however, that Vendor's obligation to indemnify Purchaser hereunder shall be limited to the aggregate amount of $22,800,000. Notwithstanding the foregoing, in the event the closing does not occur and Purchaser does not acquire the Purchased Assets as contemplated by this Agreement, Vendor shall indemnify and hold harmless Purchaser and each of its directors, officers, employees, advisors, affiliates, agents and shareholders from and against any and all Damages, based upon or resulting from the Assumed Liabilities or the conduct of the business related to the Products by the Vendor, regardless of the period of time at issue, and the $50,000 limitation set forth above shall not apply.

     14.2 Purchaser's Indemnification. Purchaser will indemnify and hold harmless Vendor and each of its directors, officers, employees, advisors, affiliates, agents and shareholders from and against any and all Damages arising out of, based upon or resulting from:

          (a) any inaccuracy of any representation or warranty of Purchaser which is contained in or made pursuant to this Agreement or any ancillary documents referred to in Section 12.4;

          (b) any breach by Purchaser of any of its agreements, covenants or obligations contained in or made pursuant to this Agreement or any ancillary documents referred to in Section 12.4; or

          (c) any of the Assumed Liabilities, excluding damages, liabilities, costs and claims arising out of or related to returns to the extent that Vendor has retained liability pursuant to Section 9.5.

     14.3 Claims Procedures. Promptly after the receipt by any party hereto of notice under this Section 14 of (x) any claim or (y) the commencement of any action or proceeding, such party (the "Aggrieved Party") will, if a claim with respect thereto is to be made against any party obligated to provide indemnification (the "Indemnifying Party") pursuant to this Section 14, give such Indemnifying Party written notice of such claim or the commencement of such action or proceeding and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting from such claim. Failure by the Indemnifying Party to notify the Aggrieved Party of its election to defend any such action within a reasonable time, but in no event more than fifteen days after notice thereof shall have been given to the Indemnifying Party, shall be deemed a waiver by the Indemnifying Party of its right to defend such action.

          (b) If the Indemnifying Party assumes the defense of any such claim or litigation resulting therefrom, the obligations of the Indemnifying Party as to such claim shall be limited to taking all steps necessary in the defense or settlement of such claim or litigation resulting therefrom and to holding the Aggrieved Party harmless from and against any and all losses, damages and liabilities caused by or arising out of any settlement approved by the Indemnifying Party or any judgment in connection with such claim or litigation resulting therefrom. The Aggrieved Party may participate, at its expense, in the defense of such claim or litigation provided that the Indemnifying Party shall direct and control the defense of such claim or litigation. The Indemnifying Party shall not, in the defense of such claim or any litigation resulting therefrom, consent to entry of any judgment, except with the written consent of the Aggrieved Party, or enter into any settlement, except with the written consent of the Aggrieved Party, which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Aggrieved Party of a release from all liability in respect of such claim or litigation.

          (c) If the Indemnifying Party shall not assume the defense of any such claim or litigation resulting therefrom, the Aggrieved Party may defend against such claim or litigation in such manner as it may deem appropriate and, unless the Indemnifying Party shall deposit with the Aggrieved Party a sum equivalent to the total amount demanded in such claim or litigation, or shall deliver to the Aggrieved Party a surety bond or an irrevocable letter of credit in form and substance reasonably satisfactory to the Aggrieved Party, the Aggrieved Party may settle such claim or litigation on such terms as it may deem appropriate, and the Indemnifying Party shall promptly reimburse the Aggrieved Party for the amount of all reasonable expenses, legal or otherwise, incurred by the Aggrieved Party in connection with the defense against or settlement of such claims or litigation. If no settlement of such claim or litigation is made, the Indemnifying Party shall promptly reimburse the Aggrieved Party for the amount of any judgment rendered with respect to such claim or in such litigation and of all expenses, legal or otherwise, incurred by the Aggrieved Party in the defense against such claim or litigation.

     14.4 Nature of Survival of Representations, Etc. All representations and warranties and agreements made by the parties hereto shall survive the Time of Closing and any investigation at any time made by or on behalf of either party, provided, however, that no claim may be made in respect of a representation or warranty after February 28, 1999. Each Aggrieved Party's rights under Section 14 shall not be deemed to have been waived or otherwise affected by such Aggrieved Party's waiver of the breach of any representation, warranty or agreement contained in or made pursuant to this Agreement unless such wavier expressly waives its rights set forth herein in writing.


                                   SECTION 15
                                 EFFECTIVE DATE

     15.1 Effective Date and Transfer of Possession. Subject to compliance with the terms and conditions hereof, the transfer of title of the Purchased Assets shall take effect as of the Effective Date.

     15.2 Time and Place of Closing. The completion of the transactions contemplated by this Agreement shall take place at the Time of Closing at the offices of Vendor located at One Franklin Plaza, Philadelphia, Pennsylvania, or at such other place as may be agreed upon by the parties hereto.

                                   SECTION 16
                                FAILURE TO CLOSE

     16.1 Rights and Liabilities. Subject to the respective rights and obligations of the parties set forth in Sections 11.5 and 12.3 of this Agreement, it is expressly understood by the parties that in the event that there is no closing under this Agreement, Purchaser shall have no rights whatsoever to the revenues from the Products, and shall have no liability for the Assumed Liabilities or for any costs or expenses incurred or accrued with respect to the business related to the Products.

                                   SECTION 17
                                 MISCELLANEOUS

     17.1 Further Assurances. Each of the parties hereto upon the request of the other party hereto, whether before or after the Time of Closing and without further consideration, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances powers of attorney and assurances as may be reasonably necessary or desirable to effect complete consummation of the transactions contemplated by this Agreement.

     17.2 Announcements. The parties hereto agree that no disclosure or public announcement with respect to this Agreement, its contents or any of the transactions contemplated by this Agreement shall be made by any party hereto without the prior written consent of the other parties hereto provided, however, that nothing herein contained shall restrict Vendor or Purchaser from making any public announcement of the transactions contemplated by this Agreement to the extent that it, in its sole discretion reasonably exercised, is of the view that such announcement is required or deemed advisable in order to meet its obligations under the securities laws or stock exchange requirements in the United Kingdom or the United States of America; provided further that prior to making such announcement, the party making it shall provide particulars thereof in writing to the other parties. Notwithstanding the foregoing, Purchaser may disclose this Agreement and the transactions contemplated hereby, to the extent reasonably necessary, in connection with any registration of one or more of the Products with any state, Federal or other governmental agency.

     17.3 Notices. Any notice, direction or other instrument required or permitted to be given to Vendor hereunder shall be in writing and may be given by personally delivering the same or by sending the same by telecommunication (and followed immediately by mailing the same by certified or registered first class mail, return receipt requested, postage prepaid) addressed to the Vendor as follows:

     To:        SmithKline Beecham Pharmaceuticals
                One Franklin Plaza (FP1935)
                Philadelphia, PA 19102
                Attn: Senior Vice President,
                      Worldwide Business Development
                Fax:  215-751-4253

     Copy to:   SmithKline Beecham Corporation
                One Franklin Plaza (FP2225)
                Philadelphia, PA 19102
                Attn: Corporate Legal
                Fax: 215-751-5349

Any notice, direction or other instrument required or permitted to be given to Purchaser hereunder shall be in writing and may be given by personally delivering the same or by sending the same by telecommunication (and followed immediately by mailing the same by certified or registered first class mail, return receipt requested, postage prepaid) addressed to the Purchaser as follows:


     To:        Jones Medical Industries, Inc.
                1945 Craig Road, P.O. Box 46903
                St. Louis, MO 63146
                Attn:
                Fax: 314-469-5749

     Copy to:   Greensfelder, Hemker & Gale, P.C.
                10 South Broadway
                Suite 2000
                St. Louis, MO 63102
                Attn: Edward A. Chod
                Fax: 314-241-8624


     Any such notice, direction or other instrument, if delivered, shall be deemed to have been given on the date on which it was delivered and if transmitted by telecommunication shall be deemed to have been given at the opening of business in the office of the addressee on the Business Day next following the transmission thereof.

     Any party hereto may change its address for service from time to time by notice given to the other parties hereto in accordance with the foregoing.

     17.4 Termination. This Agreement may be terminated at any time prior to the Time of Closing:

          (a) by mutual consent of Vendor and Purchaser; and

          (b) by either Vendor or Purchaser if the sale contemplated hereby shall not have been consummated on or before July 31, 1997.

     17.5 Time of the Essence.  Time shall be of the essence.

     17.6 Applicable Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties hereto shall be governed by, the laws of the Commonwealth of Pennsylvania.

     17.7 Entire Agreement. This Agreement, including the Exhibits and Schedules hereto, constitutes the entire agreement between the parties hereto with respect to the transactions provided for herein and, except as stated herein and in the instruments and documents to be executed and delivered pursuant hereto, contains all of the agreements between the parties hereto and there are no verbal agreements or understandings between the parties hereto not reflected in this Agreement. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the parties hereto.

     17.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same Agreement.

     17.9 Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, but shall not be assignable by Purchaser or Vendor prior to the Time of Closing without the written consent of the other party; provided, however, that nothing set forth in this Section 17.9 shall prevent or restrict either Vendor or Purchaser from assigning its rights and obligations under this Agreement without the consent of the other, (i) to its Affiliates, or (ii) incident to the sale of all or substantially all of its assets or stock, or
(iii) incident to the merger or reorganization of said party. No assignment of this Agreement or of any rights hereunder shall relieve the assigning party of any of its obligations or liability hereunder.

     17.10 Waiver; Remedies. No delay on the part of Purchaser or Vendor in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of either Vendor or Purchaser of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

     17.11 Severability. If any provision of this Agreement is found or declared to be invalid or unenforceable by any court or other competent authority having jurisdiction, such finding or declaration shall not invalidate any other provision hereof, and this Agreement shall thereafter continue in full force and effect except that such invalid or unenforceable provision, and (if necessary) other provisions hereof, shall be reformed by a court of competent jurisdiction so as to effect insofar as is practicable, the intention of the parties as set forth in this Agreement, provided that if such court is unable or unwilling to effect such reformation, the invalid or unenforceable provision shall be deemed deleted to the same extent as if it had never existed.


[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first above written.




JONES MEDICAL INDUSTRIES, INC.         SMITHKLINE BEECHAM CORPORATION


By:_________________________________   By:__________________________________
Name:_______________________________   Name:________________________________
Title:______________________________   Title:_______________________________

                           EXHIBITS AND SCHEDULES


                                  EXHIBITS


Exhibit A  -  Products
Exhibit B  -  Assignment and Assumption Agreement
Exhibit C  -  Manufacturing Agreement
Exhibit D  -  Transitional Support
Exhibit E  -  Bill of Sale
Exhibit F  -  Assignment of Trademarks
Exhibit G  -  Vendor's Opinion of Counsel
Exhibit H  -  Purchaser's Opinion of Counsel


                                  SCHEDULES


Schedule 1.1(h)  -  Incremental Net Sales Example
Schedule 1.1(i)  -  Intellectual Property
Schedule 2.1(a)  -  Products' Rights
Schedule 2.1(b)  -  Transferred Contracts
Schedule 2.2(d)  -  Purchase Orders
Schedule 3.1     -  Pricing
Schedule 5.4     -  Financial Information
Schedule 5.5     -  Litigation
Schedule 5.6     -  Inventory
Schedule 5.7     -  Product Formula
Schedule 5.8     -  Regulatory Issues
Schedule 5.9     -  Compliance with Law
Schedule 5.15    -  Contract
Schedule 5.16    -  Suppliers
Schedule 5.17    -  Batch Records
Schedule 5.18    -  Product Returns